Contact

www.linkedin.com/in/robkornahrens (LinkedIn)
www.advancedroofing.com (Company)
www.agt.com (Company)
powerpanel.com/ (Company)

Top Skills

Management
Construction
Sustainability

Honors-Awards

Top Commercial Re-Roofing Contractor Ranking in Florida
Top Commercial Solar Contractor Ranking in Florida
FRSA STAR Awards 1st Place Sustainability and Best Overall Project of the Year
Eagle Award
President's Club Award

Rob Kornahrens

Founder and President of Advanced Roofing, Inc. | Philanthropist | M.S Bike Ride Team Captain
Fort Lauderdale, Florida, United States

Summary

Robert Kornahrens is Founder, President, and CEO of Advanced Roofing, Inc, headquartered in Fort Lauderdale, Florida. Rob grew up in East Islip Long Island and went on to attend the University of Arizona, where he earned a B.S. degree in business in 1979.

Rob began his career in the roofing industry when he went to work for Triple M Roofing Corporation while still in high school in New York. Following college, he joined the company full time and was eventually chosen to lead operations in Atlanta and Fort Lauderdale, where he was named Branch Manager.

After a ten year affiliation with Triple M, Rob fulfilled his goal of starting his own commercial roofing company when he founded Advanced Roofing Inc. in 1983. Rob established Advanced Roofing on the fundamental and unwavering principles of providing customers with premium quality craftsmanship, excellent service, and an outstanding team of people to make it happen.

As he led the success of the company, Rob expanded its' services to include HVAC, Electrical, Cranes, Sheet Metal, Lightning Protection, and Solar Energy divisions, to make Advanced Roofing the full-service company that it is today. Throughout his 35 years of building the company into what is now the14 largest in the U.S, Rob continues to thirst for advancements and technologies to benefit his customers. Most recently, Rob launched Advanced Green Technologies, a solar energy solutions provider. This exciting and timely venture has rapidly grown and provides customers with solar rooftops and carport systems.

Rob is very active in a variety of professional associations and community organizations including the National Roofing Contractors Association, Sonrise Mission, Winterfest Boat Parade, Multiple

Sclerosis Foundation, and the American Heart Association Broward Heart Walk.

Experience

Advanced Roofing
CEO
August 1983 - Present (40 years 10 months)

Founder and President of Advanced Roofing Inc.

Established in 1983, Advanced Roofing Inc. is a full-service commercial roofing company specializing in roof replacements for occupied buildings in Florida and the Caribbean. Our commitment to quality ensures you the best customer experience by providing the most accurate solution for your buildings needs using premium materials and award-winning craftsmanship.

Advanced Roofing ranks as the top commercial re-roofing contractor in Florida by Roofing Contractor Magazine and the South Florida Business Journal. Licensed, bonded and insured, our dedication to safety, professionalism and quality work is evident through the satisfaction of thousands of customers.

Advanced Roofing's sister company, Advanced Green Technologies, ranks as Florida's Top Commercial Solar Contractor by Solar World Magazine. For information visit www.advancedroofing.com.

Advanced Green Technologies
CEO
2007 - Present (17 years)
Fort Lauderdale, Florida, United States

Advanced Air Systems Florida
CEO
1994 - Present (30 years)
Miami-Fort Lauderdale Area

Triple M Roofing
Branch Manager
1973 - 1983 (10 years)

Prior experience consists of 10 years with Triple M Roofing Corporation in New York, Atlanta, and Fort Lauderdale. During his tenure at Triple M, he

held numerous field positions encompassing all phases of roofing mechanics. Promoted to Branch Manager, and was responsible for the set-up and the operation of new branches in both the Atlanta and Fort Lauderdale offices.

Education

University of Arizona

B.S in Business Administration, Business Administration and Management, General

University of Chicago Business College

TQM Graduate